


SEC MAIL PROCESSING
RECEIVED
MAY 30 2007
WASH. D.C.
186 SECTION

SECURITI 07007857 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16429

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rothschild Investment Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Karger — 312-983-8900 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
JUN 25 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Richard Karger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothschild Investment Corporation, as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 25th day of May 2007

Notary Public


OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Chairman
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen
Certified Public Accountants

Rothschild Investment Corporation

Statement of Financial Condition

March 31, 2007

Filed Pursuant to Rule 17a-5(e)(3) of the Securities Exchange Act of 1934

Rothschild Investment Corporation
Table of Contents
March 31, 2007

	Page
Independent Auditors' Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3 - 6

McGladrey & Pullen

Certified Public Accountants

Independent Auditors' Report

Board of Directors of
Rothschild Investment Corporation

We have audited the accompanying statement of financial condition of Rothschild Investment Corporation as of March 31, 2007 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rothschild Investment Corporation as of March 31, 2007 in conformity with accounting principles generally accepted in the United States of America.



Chicago, Illinois
May 25, 2007

Rothschild Investment Corporation
Statement of Financial Condition
March 31, 2007

Assets

Cash and cash equivalents	$ 2,261,096
Receivable from and deposit with clearing broker	316,283
Securities owned	5,807,497
Exchange memberships, at cost (fair value $2,100,000)	72,400
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $225,589)	28,734
Other assets	275,532
Total assets	$ 8,761,542

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 1,629,863
Deferred income taxes	1,723,319
Total liabilities	3,353,182
Stockholders' equity	5,408,360
Total liabilities and stockholders' equity	$ 8,761,542

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Rothschild Investment Corporation (the "Company") is a registered securities broker-dealer and registered investment advisor. As a broker-dealer, the Company provides brokerage services to retail and institutional customers located primarily throughout the Midwestern United States, with customer transactions cleared through another broker on a fully disclosed basis. As an investment advisor, the Company provides investment management services to individuals, trusts and retirement plans.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—Short-term, highly liquid investments having a maturity of 90 days or less at the date of purchase are considered to be cash equivalents.

Securities Owned—Investments are recorded on trade date and valued at fair value. The fair value of restricted stock in exchange is determined by management based upon the relative values of other stock in exchanges that is subject to similar restrictions. Unrealized changes in fair value are recognized in the period in which the changes occur.

Fair Value of Financial Instruments—With the exception of furniture and equipment, substantially all of the Company's assets and liabilities are considered financial instruments, and, except for an exchange membership, are either already reflected at fair value or at carrying amounts that approximate fair value because the instruments are short-term or replaceable on demand.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are carried at cost and are depreciated using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized by the straight-line method over the lesser of the term of the lease or the estimated useful lives of the improvements.

Deferred Income Taxes—Deferred income taxes are recorded to reflect the net tax effect of differences in the timing of certain income and expenses between tax and financial reporting, and are measured using the enacted tax rates and laws that are expected to be in effect when such differences reverse.

Recently Issued Accounting Pronouncements—On July 13, 2006, the Financial Accounting Standards ("FASB") released FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date.

Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

In September 2006, the FASB issues Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

At this time, management is evaluating the implications of FIN 48 and SFAS 157 and their impact on financial statements issued in subsequent periods.

Note 2 Common Stock

The Company has two classes of common stock. There are 500,000 shares of $2 par value Class A voting common stock authorized and 266,501 shares issued at March 31, 2007. Net of Class A common shares held in Treasury, there were 188,713 shares outstanding at March 31, 2007.

There are 500,000 shares of $.10 par value Class B nonvoting common stock authorized and 269,940 shares issued at March 31, 2007. Net of Class B common shares held in Treasury, there were 189,930 shares outstanding at March 31, 2007.

The Company's certificate of incorporation provides, among other things, that the Company has the option, under certain circumstances and subject to minimum capital requirements, to purchase a stockholder's interest within a specified period of time, as defined.

Note 3 Income Taxes

Net deferred tax liabilities arose primarily from unrealized gains on securities owned, $5,509,109, and the deferred timing of expenses for rent, depreciation, compensation, and litigation.

Note 4 Securities Owned

Securities owned at March 31, 2007 are shares of stock in exchanges, some of which are restricted as to sale. The shares become unrestricted at various dates through March 2009.

Note 5 Commitments and Contingencies

The Company leases office space under a noncancelable operating lease agreement that expires in March 2011. The future minimum annual rentals, exclusive of additional payments that may be required for certain increases in taxes and operating costs, are approximately as listed below:

2008	$ 355,701
2009	364,594
2010	373,709
2011	383,051
	$ 1,477,055

Note 5 Commitments and Contingencies, *Continued*

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends against these claims and the adverse effect, if any, upon the Company's financial position cannot be determined.

Note 6 Profit Sharing Plan

The Company has a discretionary profit sharing plan that covers all eligible employees. Commission income includes amounts earned from executing trades for the profit sharing plan. In addition, investment advisory fees for services rendered to the plan are absorbed by the Company.

Note 7 Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects risk of loss to be remote.

Note 8 Off-Balance-Sheet Credit and Market Risk

Securities transactions of customers are introduced to and cleared through the Company's clearing broker. Under the terms of its clearing agreement, the Company guarantees the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company is exposed to off-balance-sheet counterparty risk resulting from principal transactions in securities. Such risk arises in the event that counterparties fail to satisfy their obligations and the related collateral is insufficient. The Company monitors such risk on a daily basis.

The receivable from and deposit with clearing broker, and cash equivalents held by the clearing broker, resulting from the Company's trading and brokerage activities, represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the credit worthiness of the clearing broker with which it conducts business.

Note 8 Off-Balance-Sheet Credit and Market Risk, *Continued*

The Company maintains its cash balances at several financial institutions in Chicago, Illinois. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per institution. Uninsured cash balances were approximately $448,000 at March 31, 2007. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 9 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $250,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at March 31, 2007, the Company had net capital and net capital requirements of approximately $2,147,000 and $250,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

END